Filed Pursuant to Rule 433

Dated February 26, 2013

Registration Statement No. 333-176957

Relating to

Preliminary Prospectus Supplement Dated February 26, 2013 to

Prospectus dated September 22, 2011

Pitney Bowes Inc.

6.70% Notes due 2043

Issuer:	Pitney Bowes Inc.

Security:	6.70% Notes due 2043

Size:	$375,000,000 aggregate principal amount (excluding the underwriters’ over-allotment option to purchase up to $50,000,000 aggregate principal amount of additional notes)

Stated Maturity Date:	March 7, 2043

Coupon (Interest Rate):	6.70% per year

Interest Payment Dates:	7th of every March, June, September and December, commencing June 7, 2013 (record dates: 15 calendar days immediately preceding an Interest Payment Date)

Optional Redemption:	At any time or from time to time on or after March 7, 2018, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date. At any time or from time to time before March 7, 2018, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus a make-whole amount, if any, based on the Reinvestment Rate, which is equal to the sum of (i) 0.55% (55 basis points) and (ii) the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity of those notes or, if no maturity exactly corresponds, yields for the two published maturities most closely corresponding to such maturity shall be calculated as contemplated above and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded in each of such relevant periods to the nearest month.

Price to Public:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Use of Proceeds	The Issuer intends to use up to the entire net proceeds from the sale of the notes to purchase a portion of its outstanding 4.875% Notes due 2014, 5.000% Notes due 2015 and 4.750% Notes due 2016 and to pay related costs and expenses. The Issuer intends to use the remainder of such net proceeds, if any, for general corporate purposes. The aggregate principal amount of debt securities that may be purchased, and the aggregate consideration payable therefor, cannot be determined prior to the settlement dates of the tender offer for such debt securities, which are currently anticipated to be March 12, 2013 and March 26, 2013, as applicable.

Trade Date:	February 26, 2013

Settlement Date:	March 7, 2013 (T+7)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC HSBC Securities (USA) Inc. RBS Securities Inc.

Underwriters:

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

HRC Investment Services, Inc.

J.J.B. Hilliard, W.L. Lyons, LLC

Janney Montgomery Scott LLC

Robert W. Baird & Co. Incorporated

Southwest Securities, Inc.

U.S. Bancorp Investments, Inc.

Advisors Asset Management, Inc.

B.C. Ziegler and Company

C.L. King & Associates, Inc.

D.A. Davidson & Co.

Davenport & Company LLC

KeyBanc Capital Markets Inc.

Lebenthal & Co., LLC

Mesirow Financial, Inc.

Oppenheimer & Co. Inc.

Sterne, Agee & Leach, Inc.

Wedbush Securities Inc.

William Blair & Company, L.L.C.

CUSIP:	724479 506

Expected Listing:	The Issuer will apply to list the notes on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days after the original issuance date of the notes.

Expected Ratings (Moody’s/S&P):	Baa2 (Stable)/BBB (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Wells Fargo Securities, LLC toll free at 1-800-326-5897, or Investor Relations of the Issuer collect at (203) 351-6349.